UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 6)*
Ascent Solar Technologies, Inc.

(Name of Issuer)
Common Shares, par value $0.0001

(Title of Class of Securities)
043635101

(CUSIP Number)
Einar Glomnes
Norsk Hydro ASA
Drammensveien 260
N-0240 Oslo, Norway
+47 (0) 2253 8100

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)
with a copy to:
George Karafotias
Shearman & Sterling LLP
Broadgate West, 9 Appold Street
London EC2A 2AP, United Kingdom
+44 (0) 20 7655 5576
October 8, 2008

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	043635101

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Norsk Hydro ASA

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Kingdom of Norway

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,304,865 (see Items 3 and 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

7,304,865 (see Items 3 and 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,304,865 (see Items 3 and 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

35.0% (see Item 5)

14	TYPE OF REPORTING PERSON (See Instructions)

CO

Page 2 of 9 Pages

SCHEDULE 13D

CUSIP No.	043635101

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Norsk Hydro Produksjon AS

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Kingdom of Norway

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,304,865 (see Items 3 and 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

7,304,865 (see Items 3 and 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,304,865 (see Items 3 and 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

35.0% (see Item 5)

14	TYPE OF REPORTING PERSON (See Instructions)

CO

Page 3 of 9 Pages

Item 1. Security and Issuer.
     This Amendment No. 6 to Schedule 13D amends the statement on Schedule 13D originally filed by Norsk Hydro ASA (“Norsk Hydro”) and Norsk Hydro Produksjon AS (“Produksjon”) on March 13, 2007 and amended on June 18, 2007, August 17, 2007, October 15, 2007, March 14, 2008 and March 28, 2008 (as amended, the “Schedule 13D”) with the Securities and Exchange Commission (the “SEC”), relating to the common shares, par value $0.0001 per share (the “Shares”), of Ascent Solar Technologies, Inc., a Delaware corporation (the “Company”).
Item 3. Source and Amount of Funds or Other Consideration.
     Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following text after the last paragraph of Item 3:
“On October 6, 2008, Produksjon again exercised the Tranche 2 Call Option, and on October 8, 2008 (the “October 8 Closing”), the Company issued to Produksjon, and Produksjon purchased, accepted and acquired from the Company, 2,421,801 Shares at $6.176 per Share, which is equal to the average of the closing bids for the Shares on Nasdaq during the five consecutive trading days ending on (and including) October 3, 2008.
Produksjon obtained the funds for the purchase of these Tranche 2 Shares from its working capital.”
Item 5. Interest in Securities of the Issuer.
     Item 5 of this Schedule 13D is hereby amended and restated in its entirety to read as follows:
     The responses of Norsk Hydro and Produksjon to Rows (7) through (13) of the cover pages of this Schedule 13D and the information set forth in Item 3 are hereby incorporated by reference in this Item 5.
     Pursuant to the Securities Purchase Agreement, on the First Closing, Produksjon acquired 1,600,000 Shares, representing 23.0% of the Company’s outstanding Shares as of the date of the First Closing. Each of Norsk Hydro and Produksjon is deemed to beneficially own these 1,600,000 Shares.
      On the Initial Warrants Closing, Produksjon acquired (i) 934,462 Shares, which, together with the 1,600,000 Shares owned by Produksjon, represented 23.0% of the Company’s outstanding Shares as of the date of the Initial Warrants Closing and (ii) 1,965,690 Class B Warrants, representing 23.0% of the Company’s outstanding Class B Warrants as of the date of the Initial Warrants Closing.
     On the March 28 Closing, Produksjon acquired 2,341,897 Shares and 1,689,905 Class B Warrants.

Page 4 of 9 Pages

     On the October 8 Closing, Produksjon acquired 2,421,801 Shares.
     Pursuant to the Stockholders’ Agreement, Produksjon can exercise the Option Class B Warrants only to maintain a 35.0% ownership of the Shares.
     Pursuant to Amendment No. 1 to Securities Purchase Agreement, dated as of March 3, 2008 (the “Amendment”), Produksjon may exercise the Tranche 2 Call Option in full or in part and from time to time, provided that the conditions set forth in the Securities Purchase Agreement are satisfied. Therefore, as of the date hereof, Produksjon may further exercise the Tranche 2 Call Option from time to time to acquire from the Company up to a maximum of (i) 6,705 additional Tranche 2 Shares which, together with the 1,600,000 Shares acquired on the First Closing, the 934,462 Shares acquired on the Initial Warrants Closing, the 2,341,897 Shares acquired on the March 28 Closing and the 2,421,801 Shares acquired on the October 8 Closing, would represent 35.0% of all issued and outstanding Shares immediately after such sale and purchase and (ii) 20,309 additional Option Class B Warrants which, together with the 1,965,690 Class B Warrants acquired on the Initial Warrants Closing and the 1,689,905 Class B Warrants acquired on the March 28 Closing, would represent 35.0% of the Company’s issued and outstanding Class B Warrants immediately after such sale and purchase.
     Therefore, each of Norsk Hydro and Produksjon beneficially own, as of the date hereof, 7,304,865 Shares, which, assuming a further exercise by Produksjon of the Tranche 2 Call Option to acquire 6,705 Tranche 2 Shares in addition to the 7,298,160 Shares acquired by Produksjon on the First Closing, the Initial Warrants Closing, the March 28 Closing and the October 8 Closing, would represent 35.0% of the Company’s issued and outstanding Shares immediately after such sale and purchase.
     The percentage of the class of securities identified pursuant to Item 1 beneficially owned by each of Norsk Hydro and Produksjon is based on 20,871,043 Shares and 10,502,583 Class B Warrants outstanding as of October 6, 2008, as provided by the Company.
     In addition, the Shares deemed beneficially owned by each of Norsk Hydro and Produksjon with respect to which such person (i) has sole voting power, (ii) shares voting power, (iii) has sole dispositive power and (iv) shares dispositive power are listed in the responses to Items 7, 8, 9 and 10, respectively, of the cover page of this Schedule 13D relating to such person.
     Except as disclosed in this Schedule 13D, neither Norsk Hydro nor Produksjon nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, beneficially owns any Shares or has the right to acquire any Shares.
     Except as disclosed in this Schedule 13D, neither Norsk Hydro nor Produksjon nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Shares that they may be deemed to beneficially own.
     Except as disclosed in this Schedule 13D, neither Norsk Hydro nor Produksjon nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, has effected any transaction in the Shares during the past 60 days.

Page 5 of 9 Pages

     To the best knowledge of Norsk Hydro and Produksjon, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by Norsk Hydro and Produksjon.
Item 7. Materials to be Filed as Exhibits.

Exhibit No.	Description

A	Joint Filing Agreement, dated March 22, 2007, between Norsk Hydro ASA and Norsk Hydro Produksjon AS

Page 6 of 9 Pages

SIGNATURE
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:

October 8, 2008	NORSK HYDRO ASA
/s/ Jørgen C. Arentz Rostrup
	Name:	Jørgen C. Arentz Rostrup
	Title:	Executive Vice President

NORSK HYDRO PRODUKSJON AS
/s/ Jørgen C. Arentz Rostrup
Name:	Jørgen C. Arentz Rostrup
Title:	Chairman and Executive Vice President

Page 7 of 9 Pages

EXHIBIT INDEX

Exhibit No.	Description

A	Joint Filing Agreement, dated March 22, 2007, between Norsk Hydro AS and Norsk Hydro Produksjon AS

Page 8 of 9 Pages